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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

GNB Bank (Panama) S.A.
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   (Last)                           (First)             (Middle)

Torre Banco Continental
Piso 30, Calle 50 y Aquilino De La Guardia
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                                    (Street)

Panama City, Republic of Panama
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


PHONE1GLOBALWIDE INC.-PHGW.OB
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

     December 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
--------------------------------------------------------------------------------


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                                    6.
                                                     4.                              5.             Owner-
                                                     Securities Acquired (A) or      Amount of      ship
                                        3.           Disposed of (D)                 Securities     Form:     7.
                                        Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                      2.Trans-          Code         ------------------------------- Owned at End   (D) or    Indirect
1.                    action            (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security     Date              ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)            (mm/dd/yy)         Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock          12/20/02          C(1)             25,000,000  (A)    $.40     27,500,000     (D)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                          9.         Owner-
                                                                                                          Number     ship
                                                                               7.                         of         Form
          2.                                                                   Title and                  Deriv-     of
          Conver-                      5.                                      Amount of                  ative      Deriv-  11.
          sion                         Number of                               Underlying                 Secur-     ative   Nature
          or                           Derivative            6.                Securities        8.       ities      Secur-  of
          Exer-              4.        Securities            Date              (Instr.3          Price    Benefi-    ity:    In-
          cise     3.        Trans-    Acquired (A)          Exercisable and   and 4)            of       cially     Direct  direct
1.        Price    Trans-    action    or Disposed           Expiration Date   -------------     Deriv-   Owned      (D) or  Bene-
Title of  of       action    Code      of(D)                 (Month/Day/Year)         Amount     ative    at End     In-     ficial
Deriva-   Deriv-   Date      (Instr.   (Instr. 3,            ----------------         or         Secur-   of         direct  Owner-
tive      ative    (Month/   8)        4 and 5)              Date    Expira-          Number     ity      Month      (I)     ship
Security  Secur-   Day/      -------   --------------------  Exer-   tion             of         (Instr.  (Instr.    (Instr. (Instr.
(Instr.3) ity      Year)     Code V    (A)      (D)          cisable Date      Title  Shares     5)       4)         4)      4)
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
$20
million
Convert-                                                                       Common                     60,835,913
ible Note $.40(1)  12/20/02  C(1)               25,000,000   Immed.  10/31/03  Stock  25,000,000 $.40(1)      (2)     D       N/A
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
Explanation of Responses:
(1)  Please see attached
(2)  Please see attached

                                GNB Bank (Panama) S.A.


                                By: /s/Camilo Verastegui   December 20, 2002
                                   -------------------------------   -----------
                                    **Signature of Reporting Person      Date


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Footnotes to Tables I and II:



1) The Reporting Person, on the close of business on December 20, 2002, converted $10 million of a $20 million convertible note (the "$20 Million Convertible Note") into shares of common stock of the issuer at a conversion price of $.40 per share (the "Conversion Price").

(2) Also includes: (i) 7,000,000 shares of Series A 8% Convertible Preferred Stock, convertible into 10,835,913 shares of Common Stock, subject to certain weighted average anti-dilution adjustments; (ii) 25,000,000 shares (subject to certain anti-dilution adjustments) of Common Stock issueable in connection with the conversion of the remaining $10 million balance on the $20 million convertible note (the "$20 Million Note"); (iii) 12,500,000 shares (subject to certain anti-dilution adjustments) of Common Stock issueable in the event the Reporting Person exercises an option, granted under the $20 Million Note, to loan an additional $5 million on the same terms as the $20 Million Note, including as to conversion, and thereafter converts such optional loan into shares of Common Stock (the "Optional Loan"); and (iv) 12,500,000 shares (subject to certain anti-dilution adjustments) of Common Stock issueable in connection with the conversion of a $5 million note (the "$5 Million Note"), all as previously reported by the Reporting Person. The Conversion Price applicable to each of the $20 Million Note, the Optional Loan and the $5 Million Note contains an anti-dilution adjustment and is subject to downward adjustment to the amount of any subsequent sale of common stock by the Issuer for less than $.40 per share.